INTELLICELL BIOSCIENCES, INC.
30 EAST 76th STREET, 6th FLOOR
NEW YORK, NEW YORK 10021

December 21, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Dietrich King, Senior Attorney
Sherry Haywood, Staff Attorney

Re:	Intellicell Biosciences, Inc.
Amendment No. 5 to Form 8-K
Filed December 9, 2011
File No. 333-49388

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated December 19, 2011 (the "Comment Letter") relating to the Amendment No. 5 to the Current Report on Form 8-K/A filed December 7, 2011 (the “8-K”) of Intellicell Biosciences, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Description of Business of Intellicell, Page 8

Strategy, page 10

1.
We note your new disclosure about your agreement with DMI.  Specifically, we note your statement on page 10 that DMI has agreed to pay a license fee of $1,000,000.  This statement conflicts with the terms of Section 7 (License Fees) of the agreement, which states that the license fee is $1.00.  Please reconcile this inconsistency.  In addition, as the version of the agreement filed as Exhibit 10.8 has been signed only by DMI, please re-file a fully executed version of the agreement, signed by both parties.

Response
The Company acknowledges the Staff’s comment and has revised the description of the agreement with DMI on page 10 of the 8-K.  The Company has also filed the countersigned agreement as Exhibit 10.8 to the 8-K in accordance with the Staff’s comment.

We hereby acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 249-3050 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Steven A. Victor
Steven A. Victor, M.D.

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP